Exhibit 99.1

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2021

TSX: MPVD

MOUNTAIN PROVINCE DIAMONDS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021

This Management’s Discussion and Analysis (“MD&A”) as of August 4, 2021 provides a review of the financial performance of Mountain Province Diamonds Inc. (the “Company” or “Mountain Province” or “MPV”) and should be read in conjunction with the MD&A for the year ended December 31, 2020, the unaudited condensed consolidated interim financial statements and the notes thereto for the three and six months ended June 30, 2021 and the audited consolidated statements for the year ended December 31, 2020. The following MD&A has been approved by the Board of Directors.

The unaudited condensed consolidated interim financial statements of the Company were prepared in accordance with IAS 34 - Interim Financial Reporting. Except as disclosed in the statements, the interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements for the year ended December 31, 2020, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, the interim financial statements should be read in conjunction with the Company’s most recent annual financial statements.

All amounts are expressed in thousands of Canadian dollars, except share and per share amounts, unless otherwise noted.

The disclosure in this MD&A of scientific and technical information regarding exploration projects on Mountain Province’s mineral properties has been reviewed and approved by Tom McCandless, Ph.D., P.Geo., while that regarding mine development and operations has been reviewed and approved by Matthew MacPhail, P.Eng., MBA, both of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

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Additional information, related to the Company is available on SEDAR at http://sedar.com/ and on EDGAR at http://www.sec.gov/edgar.shtml.

HIGHLIGHTS

•	Cash at June 30, 2021 was $34,538 with net working capital of $73,488. Cash at December 31, 2020 was $35,152 with net working capital of $52,757.

•	Earnings from mine operations for the three and six months ended June 30, 2021, respectively, amounted to $32,799 and $46,535 compared to loss from mine operations of $35,760 and $22,133 for the same periods in 2020.

•	Net income for the three and six months ended June 30, 2021, respectively, was $22,472 and $29,784 or $0.11 and $0.14 earnings per share (basic and diluted) compared to a net loss of $26,762 and $67,731 or $0.13 and $0.32 loss per share (basic and diluted) for the prior comparative periods. Adjusted EBITDA for these periods was $37,874 and $57,052 compared to negative $23,894 and negative $1,069 (Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section).
•	In the second quarter of 2021, the Company sold 719,000 carats and recognized revenue of $64,748 at an average realized value of $90 per carat (US$73) compared to sales in the second quarter of 2020 totaling 757,000 carats and recognized revenue of $34,020 at an average realized value of $45 per carat (US$33). This total does not include any upside profit related to the Dunebridge diamonds (see below).
•	As at June 30, 2021, all of the original diamonds included in the US$49.4 million sold to Dunebridge have been sold by Dunebridge to third parties. Included in the diamond sales of $75,147 for the three months ended June 30, 2021, is $10,399 of upside profit related to this Dunebridge agreement (See related party transactions section below).
•	Mining of waste and ore in the 5034, Hearne and Tuzo open pits for the six months ended June 30, 2021 was approximately 7,911,000 tonnes, 4,921,000 tonnes and 1,522,000 tonnes, respectively, for a total of 14,354,000 tonnes. This represents a 11% decrease in tonnes mined over the comparative period in 2020, mainly due to the unplanned operational stand-down in February to limit the spread of COVID-19, as well as manpower availability issues and a higher-than-average incidences of extreme weather events. Ore mined for the six months totaled 1,508,000 tonnes, with approximately 340,000 tonnes of ore stockpile available at quarter end on a 100% basis. For the comparative six months ended June 30, 2020, ore mined totaled 1,557,000 tonnes, with approximately 96,000 tonnes of ore stockpile on a 100% basis.

•	Mining of waste and ore in the 5034, Hearne and Tuzo open pits for the three months ended June 30, 2021 was approximately 4,486,000 tonnes, 2,799,000 tonnes and 1,464,000 tonnes, respectively, for a total of 8,749,000 tonnes. This represents a 28% increase in tonnes mined over the comparative period in 2020, driven by increased operating days (previous period featured an unplanned operational stand-down), as well as improved equipment and labour availability. Ore mined for the three months totaled 993,000 tonnes, with approximately 340,000 tonnes of ore stockpile available at quarter end on a 100% basis. For the comparative three months ended June 30, 2020, ore mined totaled 527,000 tonnes, with approximately 96,000 tonnes of ore stockpile on a 100% basis.

•	For the six months ended June 30, 2021, the GK Mine treated approximately 1,437,000 tonnes of ore and recovered approximately 3,156,000 carats on a 100% basis for an average recovered grade of approximately 2.20 carats per tonne (“cpt”). For the comparative six months ended June 30, 2020, the GK Mine treated approximately 1,689,000 tonnes of ore and recovered approximately 3,202,000 carats on a 100% basis for an average recovered grade of approximately 1.90 cpt.

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•	Cash costs of production, including capitalized stripping costs, for the three months ended June 30, 2021 were $97 per tonne, and $45 per carat recovered compared to $125 per tonne, and $63 per carat recovered for the same period in 2020. Cash costs of production, including capitalized stripping costs, for the six months ended June 30, 2021 were $115 per tonne, and $53 per carat recovered compared to $103 per tonne and $54 per carat recovered for the same period in 2020 (cash costs of production per tonne and per carat are not defined under IFRS and may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section). The costs per tonne for the six months ended June 30, 2021 compared to the same period last year have increased mainly due to the effect on tonnes processed from the ongoing impact of COVID-19 and the unplanned operational stand down in February. The cost per carat, however, decreased due to the strong grade improvement in the period. Also, the Company incurred increased waste stripping costs in the six months ended June 30, 2021, compared to the same period in 2020 mainly due to the deferral of previously scheduled activities in 2020 as a result of COVID-19.

•	Mining and processing performance during the six months ended June 30, 2021 was negatively impacted by an unplanned 22-day operational stand-down in February due to measures taken to limit the spread of Covid-19 at Gahcho Kué. Additionally, the problematic restart of production during one of the coldest winter months contributed to a lower-than-expected equipment availability, which combined with manpower availability issues and a higher-than-average incidence of extreme weather events resulted in lower-than-expected production for the period.

The following table summarizes key operating highlights for the three and six months ended June 30, 2021 and 2020.

		Three months ended	Three months ended	Six months ended	Six months ended
		June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

GK operating data
Mining
*Ore tonnes mined	kilo tonnes	993	527	1,508	1,557
*Waste tonnes mined	kilo tonnes	7,756	6,309	12,846	14,636
*Total tonnes mined	kilo tonnes	8,749	6,836	14,354	16,193
*Ore in stockpile	kilo tonnes	340	96	340	96

Processing
*Ore tonnes treated	kilo tonnes	811	786	1,437	1,689
*Average plant throughput	tonnes per day	9,011	8,733	7,852	9,130
*Average plant grade	carats per tonne	2.18	1.97	2.20	1.90
*Diamonds recovered	000's carats	1,764	1,547	3,156	3,202
Approximate diamonds recovered - Mountain Province	000's carats	864	758	1,546	1,569
Cash costs of production per tonne of ore, net of capitalized stripping **		$85	105	100	92
Cash costs of production per tonne of ore, including capitalized stripping**		$97	125	115	103
Cash costs of production per carat recovered, net of capitalized stripping**		$39	53	45	48
Cash costs of production per carat recovered, including capitalized stripping**		$45	63	53	54

Sales
Approximate diamonds sold - Mountain Province***	000's carats	719	757	1,322	1,416
Average diamond sales price per carat	US	$73	$33	$72	$52

* at 100% interest in the GK Mine
**See Non-IFRS Measures section
***Includes the sales directly to De Beers for fancies and specials acquired by De Beers through the production split bidding process

COMPANY OVERVIEW

Mountain Province is a Canadian-based resource company listed on the Toronto Stock Exchange under the symbol ‘MPVD’. The Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, ON, Canada, M5J 2S1. The Company, through its wholly owned subsidiaries 2435572 Ontario Inc. and 2435386 Ontario Inc., holds a 49% interest in the Gahcho Kué diamond mine (the “GK Mine”), located in the Northwest Territories of Canada. De Beers Canada Inc. (“De Beers” or the “Operator”) holds the remaining 51% interest. The Joint Arrangement between the Company and De Beers is governed by the 2009 amended and restated Joint Venture Agreement.

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The Company’s primary assets are its aforementioned 49% interest in the GK Mine and 100% owned Kennady North Project (“KNP” or “Kennady North”).

The Company’s strategy is to mine and sell its 49% share of rough diamonds at the highest price on the day of the close of the sale. Despite the impact of the COVID-19 pandemic, the Company’s long-term view of the rough diamond market remains positive, based on the outlook for a tightening rough diamond supply and growing demand, particularly in developing markets such as China and India, resulting in real, long term price growth. The Company also expects to build value through further exploration and development of the Kennady North Project which covers properties adjacent to the GK Mine.

GAHCHO KUÉ DIAMOND MINE

Gahcho Kué Joint Venture Agreement

The GK Mine is located in the Northwest Territories, approximately 300 kilometers northeast of Yellowknife. The mine covers 10,353 hectares, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust by the Operator. The Project hosts four primary kimberlite bodies - 5034, Hearne, Tuzo and Tesla. The four main kimberlite bodies are within two kilometers of each other.

The GK Mine is an unincorporated Joint Arrangement between De Beers (51%) and Mountain Province (49%) through its wholly owned subsidiaries. The Company accounts for the mine as a joint operation in accordance with International Financial Reporting Standard 11, Joint Arrangements. Mountain Province through its subsidiaries holds an undivided 49% ownership interest in the assets, liabilities and expenses of the GK Mine.

Between 2014 and 2020, the Company and De Beers signed agreements allowing the Operator to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at June 30, 2021, the Company’s share of the letters of credit issued were $44.1 million (December 31, 2020 - $44.1 million).

During the year ended December 31, 2020, the Company and De Beers signed an agreement to reduce the fee from 3% to 0.3%, annually, for their share of the letters of credit issued. Furthermore, a resolution was passed by the joint venture management committee to establish a decommissioning fund, where the Company will fund $15 million in 2020, and $10 million each year for four years thereafter until the Company’s 49% share totaling $55 million is fully funded. The targeting funding over time will increase, dependent on future increases to the decommissioning and restoration liability. During the year ended December 31, 2020, the Company funded $15 million into the decommissioning fund, which is presented as restricted cash on the balance sheet. As of June 30, 2021, no further funding had occurred.

Mining and Processing

For the three and six months ended June 30, 2021, on a 100% basis, a total of 8.7 million and 14.4 million tonnes of waste and ore had been extracted from the 5034, Hearne and Tuzo open pits. Mining efficiency was negatively affected as a result of the unplanned operational stand-down in February due to measures taken to limit the spread of Covid-19 at Gahcho Kué. For the three and six months ended June 30, 2020, a total of 6.8 million and 16.2 million tonnes of waste and ore had been extracted from the 5034 and Hearne open pits. The total waste and ore extracted for the three months period ended June 30, 2021, significantly increased compared to the same period in 2020 as a result of the return to normal mining operations after the previously mentioned shutdown, targeted equipment availability improvements, and increased labour availability.

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Total ore tonnes mined in the three and six months ended June 30, 2021 were 993,000 tonnes and 1,508,000 tonnes compared to 527,000 tonnes and 1,557,000 for the same periods in 2020. The total ore tonnes mined for the six months period ended June 30, 2021 were lower than the comparative period as a result of the unplanned operational stand-down in February due to measures taken to limit the spread of Covid-19 at Gahcho Kué, in addition to the other impacts as described above. The total ore tonnes mined for the three months period ended June 30, 2021 were higher than the comparative period as a result of the resumption of back to normal mining conditions after the previously mentioned shutdown, targeted equipment availability improvements, and increased labour availability.

For the three and six months ended June 30, 2021, 811,000 tonnes and 1,437,000 tonnes of kimberlite ore were treated, with 1,764,000 carats and 3,156,000 carats (100% basis) recovered, at a grade of 2.18 carats per tonne and 2.20 carats per tonne respectively. For the three and six months ended June 30, 2020, 786,000 tonnes and 1,689,000 tonnes of kimberlite ore were treated, with 1,547,000 carats and 3,202,000 carats recovered, at a grade of 1.97 carats per tonne and 1.90 carats per tonne respectively.

The plant treated 811,000 tonnes and recovered over 1,764,000 carats in Q2 2021, 3% higher than the same period last year.

At June 30, 2021, there was approximately 340,000 tonnes (100% basis) of stockpiled ore (December 31, 2020 - 269,000 tonnes).

At June 30, 2021, the GK Mine had 793,613 carats on a 100% basis in rough diamond inventory at the GK Mine and at the sorting facility in Yellowknife. The Company had 706,544 carats within its sale preparation channel plus its share of carats at the GK Mine and sorting facility for a total of 1,002,353 carats in inventory.

Diamond Sales

The Company undertook two sales during the second quarter of 2021 in Antwerp, Belgium. The majority of the Company’s revenue is derived from its sales on the open market, with the remainder attributed to sales of fancies and specials directly to De Beers on such occasions where De Beers has won the periodic fancies and specials bidding process. The average realized value per carat for all sales held in the six months ended June 30, 2021 was US$72 per carat. The average realized value per carat for all sales held for the six months ended June 30, 2020 was US$52 per carat.

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The following chart summarizes the sales for the trailing eight quarters:

*Although the final sale in this quarter closed on September 27, 2019, the sale of 159,000 carats was recorded in October for financial reporting purposes. The amount of revenue recognized in October for the 159,000 carats was approximately US$13.0 million or $17.1 million.

The following table summarizes the results of sales in 2021:

	000's of carats sold	Gross proceeds (US$ 000's)	Revenue/carat (US$)
Q1	603	$42,725	$71
Q2	719	$52,570	$73
Total	1,322	$95,295	$72

The following table summarizes the results for sales in 2020:

	000's of carats sold	Gross proceeds (US$ 000's)	Revenue/carat (US$)
Q1	659	$49,220	$75
Q2	757	$25,003	$33
Q3	956	$35,309	$37
Q4	957	$61,746	$65
Total	3,329	$171,278	$51

In the second quarter of 2020, the Company entered into an agreement to sell up to US$50 million of diamonds to Dunebridge. This transaction permitted the Company to sell its run of mine diamonds (below 10.8 carats) at the estimated prevailing market price at the time of each sale. The transaction also allows the Company to participate, after fees and expenses, in a portion of any increase in the value of the diamonds realized by Dunebridge upon Dunebridge’s future sale of the diamonds to third parties. As at June 30, 2021, all of the original diamonds included in the US$49.4 million sold to Dunebridge have been sold by Dunebridge to third parties. Included in the diamond sales of $75,147 for the three months ended June 30, 2021, is $10,399 of upside profit related to this Dunebridge agreement. This $10,399 is not included in the 719,000 carats sold for US$52,570 above.

After four successful years of sales, the Gahcho Kué diamonds are firmly established in the rough diamond market. The Gahcho Kué orebodies and product profiles are complex, producing a broad range of white commercial goods together with a consistent supply of exceptional, high value, gem quality diamonds as well as large volumes of small and brown diamonds. The Gahcho Kué product also exhibits varying degrees of fluorescence for which the Company has attracted specialist customers who are developing strategies to market this characteristic.

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The Company’s diamonds have established a strong market and customer base. With the exception of some industrial, non-gem quality diamonds, the majority of the Company’s diamonds are sold into market segments that cut and polish the rough, with resultant polished destined for the major diamond jewellery markets of the US, India and China. Having transitioned from an explorer and mine developer into a diamond marketer, the Company is in early-stage development of a diamond marketing brand. Although somewhat delayed by the COVID-19 pandemic, the brand will promote the unique attributes of our diamonds and support demand through their distribution channels, with potential to reach the consumer level.

Given the complexities of the Gahcho Kué rough diamond profile and the variability of the mining plan through the year, the mix of diamond categories may differ from sale to sale. Each sale’s results can and do vary.

2021 Production Outlook

The rapid spread of COVID-19 around the globe, and accompanying restrictions on mobility, posed a potential risk and disruption to mine operations. The Company, along with De Beers Canada Inc, in consultation with the Government of the Northwest Territories, have taken numerous precautions to ensure the safest working environment possible for all employees and contractors across all working sites and offices. In addition, work from home policies, where applicable, have been implemented. We have halted all long-term, non-core capital and exploration projects to reduce foot traffic and travel to and from site. We have also changed our crew rotations to further reduce frequency of travel. Additionally, with the support of the Government of the Northwest Territories, we have implemented a program for vaccination of all employees and contractors who elect to receive it at the Gahcho Kué site.

With these considerations in mind, the Company reiterates previously provided production and cost guidance for 2021, as described below (all figures reported on a 100% basis).

•         35 - 37 million total tonnes mined (ore and waste)

•         3.3 - 3.5 million ore tonnes mined

•         3.15 - 3.3 million ore tonnes treated

•         6.3 - 6.5 million carats recovered

•         Production costs of $125 - $135 per tonne treated

•         Production costs of $58 - $63 per carat recovered

•         Sustaining Capital Expenditure of approximately $21 million

Diamond Outlook

The positive start to the year in the first quarter continued through the second quarter as predicted. The global economy began to recover as many countries started to lift COVID-19 restrictions. This positive trend is set to continue through the second half of 2021 on the expectation that the pandemic slowly recedes and consumer confidence and spending levels recover.

Major rough diamond producers are favouring a price over volume strategy. De Beers and Alrosa have taken a measured approach to reducing inventories allowing for a steady supply of goods while keeping prices high. There have been local disruptions in Canada and Botswana due to the pandemic, but overall production levels are steady. Rough input costs for manufacturers continue to increase, with De Beers and Alrosa’s prices reportedly up 5% in June for sizes above 1 carat. Some industry analysts estimate overall rough prices have increased between 7% and 14% for the year to date.

Polished prices have also steadily risen. Estimated price increases year to date are mid-single digit percentages overall and even higher for high-demand larger sizes, fancy colours and fancy cuts. Lockdowns in India in early April slowed spring manufacturing but Surat’s cutting centres are returning to full capacity and Israel and Belgium continue to operate as normal. A scarcity in certified goods due to Gemological Institute of America backlogs is also pushing up polished prices.

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Jewellery market growth continues, driven by increased consumer spending and confidence as COVID-19 restrictions ease in many countries. In the US, government stimulus cheques and reopening have helped drive consumer spending, and postponed events such as engagements and weddings are resuming. Similar trends are seen in China, where the government’s latest 5-year plan to increase middle class consumer spending is also expected to boost diamond demand and prices.

Overall, the industry expects robust growth and demand through the rest of 2021, especially as the US and China promote consumer spending as part of their post-COVID-19 recovery plans, and major producers continue to adopt a price over volume approach to release of rough goods.

Gahcho Kué Capital Program

During the six months ended June 30, 2021, stay in business capital items included generator upgrades and repairs, a new haul truck under construction and investments in other general infrastructure. All capital additions in the period are considered sustaining capital expenditure, and were largely on budget. Stay in business capital does not include capital waste stripping.

Gahcho KuÉ EXPLORATION

The Gahcho Kué Joint Venture with De Beers Canada covers 5,216 hectares of mining leases that includes the Gahcho Kué Mine. Exploration within the GKJV is focused on near-mine and brownfield discoveries that can extend the life of the mine. In early 2020 a geophysical program prioritized 13 targets, of which eight were selected for drill-testing. These are shown on the map below.

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In early 2020 two drillholes each on targets 8 and 12 were completed for a program total of 549 meters with no kimberlite encountered. Drilling in late 2020 completed 618 meters of a 1,176m program to test targets 1, 3 and 10. Two drillholes completed at target 10 (the Curie kimberlite) indicate that it is a kimberlite splay off of the Dunn Dyke. Drilling in early 2021 tested Targets 1 and 3 for a total of 558 meters. A 0.7m interval of kimberlite was intersected from 151.9-152.6 meters on Target 1 that merited no follow up drilling.

At the end of Q2 2021 a desk-top study of structural features was combined with 3D differential modeling of susceptibility, gravity and conductivity to generate additional target areas over the GKJV leases. The results are presently under review by the joint venture.

KENNADY NORTH PROJECT EXPLORATION

The Kennady North Project includes 22 federal leases and 97 claims covering an area of 106,202 hectares that surround the Gahcho Kué Mine on all sides. Kennady North has five known kimberlites; Kelvin, Faraday 2, Faraday 1-3, MZ, and Doyle. Significant diamond sampling and drilling programs between 2014 and 2018 resulted in the estimation of resources for the Kelvin and Faraday bodies. The map below shows the location of the claims, leases, and kimberlites relative to the Gahcho Kué Mine.

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A new geophysical tool developed by Aurora Geoscience (Yellowknife, NT) was used to survey a large area of interest between the Kelvin and Faraday kimberlites in winter 2021. The Aurora Rapid Reactance Tomography system (ARRT) is a proprietary capacitive coupled resistivity system that provides greater resolution and depth resistivity data over potential kimberlite targets. Roughly 650 line-km of ARRT data were collected over the area of interest. The data are presently undergoing QA/QC and inversion with results expected in Q3 of 2021.

Environmental baseline data collection continues from Kelvin Camp in preparation for the initiation of the Environmental Assessment process in 2022.  Successful winter and spring environmental programs included under-ice water quality and fish habitat data sampling, the collection of historical drill samples for geochemical analysis of host rock, breeding bird and waterfowl surveys, and open-water fish, water quality, and hydrological monitoring programs.  Baseline soils and vegetation sampling for the Kennady North Project were conducted concurrently with the Gahcho Kué three-year soils and vegetation monitoring programs in early July.  Seasonal water quality, hydrological, and fish and fish habitat sampling will continue through Q3 of 2021.  Community and regulatory engagement will accelerate through the remainder of 2021.

The Kennady assets include both an Indicated Resource for the Kelvin kimberlite and Inferred Resources for the Faraday kimberlites. Geological model domains for the Kelvin, Faraday 2 and Faraday 1-3 kimberlites were adopted as the resource domains for the estimation of Mineral Resources. The volumes of these domains were combined with estimates of bulk density to derive tonnage estimates. Bulk sampling programs using large diameter RC drilling were conducted to obtain grade and value information. Microdiamond data from drill core were used to forecast grades for the different kimberlite lithologies. Details of the modeling are available in NI 43-101 Compliant Technical Reports (filed in 2016 and 2017 under Kennady Diamonds Inc.) and the NI43-101 Compliant Technical Report filed April 11, 2019 under Mountain Province Diamonds. All reports are available on SEDAR. Details for the estimated resources are provided in the table below.

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Mineral Resource Estimates for the Kelvin and Faraday Kimberlites (as of February 2019 as referenced in the April 11, 2019 NI43-101 Compliant Technical Report)

Resource	Classification	Tonnes (Mt)	Carats (Mct)	Grade (cpt)	Value (US$/ct)
Kelvin	Indicated	8.50	13.62	1.60	$63
Faraday 2	Inferred	2.07	5.45	2.63	$140
Faraday 1-3	Inferred	1.87	1.90	1.04	$75
(1)	Mineral Resources are reported at a bottom cut-off of 1.0mm. Incidental diamonds are not incorporated into grade calculations.
(2)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Results of operations

The Company, as discussed above, held four diamond sales during the six months ended June 30, 2021.

Quarterly financial information for the past eight quarters is shown in Table 1.

SUMMARY OF QUARTERLY RESULTS

Table 1 - Quarterly Financial Data
Expressed in thousands of Canadian dollars
		Three months ended
	June 30	March 31	December 31	September 30
	2021	2021	2020	2020

Earnings and Cash Flow
Number of sales	2	2	2	3
Sales	$75,147	54,224	80,206	47,337
Impairment loss on property, plant and equipment	$-	-	(217,366)	-
Operating income (loss)	$28,756	10,532	(198,643)	(5,712)
Net income (loss) for the period	$22,472	7,312	(189,166)	(6,532)
Basic and diluted earnings (loss) per share	$0.11	0.03	(0.90)	(0.03)
Adjusted EBITDA*	$37,874	19,178	37,002	15,300
Cash flow provided by (used in) operating activities	$22,465	(9,805)	51,396	21,117
Cash flow provided by (used in) investing activities	$(7,803)	(10,615)	(22,302)	(15,766)
Cash flow provided by (used in) financing activities	$5,471	(706)	(16,531)	1,427
Balance Sheet
Total assets	$632,728	613,723	595,329	793,919

*Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section.

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		Three months ended
	June 30	March 31	December 31	September 30
	2020	2020	2019	2019

Earnings and Cash Flow
Number of sales	1	2	2	3
Sales	$34,020	65,430	65,032	54,832
Impairment loss on property, plant and equipment	$-	-	(115,753)	-
Operating (loss) income	$(38,958)	7,502	(118,104)	(11,149)
Net (loss) income for the period	$(26,762)	(40,969)	(115,725)	(25,785)
Basic and diluted (loss) earnings per share	$(0.13)	(0.19)	(0.55)	(0.12)
Adjusted EBITDA*	$(23,894)	22,825	17,648	10,583
Cash flow provided by (used in) operating activities	$(21,941)	1,176	28,307	13,858
Cash flow provided by (used in) investing activities	$(10,452)	(5,166)	(5,327)	(2,012)
Cash flow provided by (used in) financing activities	$17,462	(349)	(16,388)	(13,839)
Balance Sheet
Total assets	$795,789	842,332	822,695	953,325

*Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section.

The Company typically holds between eight to ten sales per year in Antwerp, Belgium, and had typically alternated between two and three sales per quarter since the start of commercial production. The COVID-19 pandemic caused a significant postponement and altering of the regular sales schedule in 2020 and the first half of 2021.

During the three months ended June 30, 2021, the Company held two formal sales in Antwerp, Belgium resulting in the sale of 719,000 carats and recognized revenue of $64,748 at an average realized value of $90 per carat (US$73). This total does not include any upside profit related to the Dunebridge diamonds. During the three months ended June 30, 2021, all of the original diamonds included in the US$49.4 million sold to Dunebridge have been sold by Dunebridge to third parties. Included in the diamond sales of $75,147 for the three months ended June 30, 2021, is $10,399 of upside profit related to the Dunebridge agreement (See related party transactions section below). The Company had operating income of $28,756.

During the three months ended March 31, 2021, the Company held two formal sales in Antwerp, Belgium resulting in the Company selling 603,000 carats and recognized revenue of $54,224 at an average realized value of $90 per carat (US$71). The Company had operating income of $10,532.

During the three months ended December 31, 2020, the Company held two formal sales in Antwerp, Belgium including, on October 30, 2020, its largest open market sale to date of $45.7 million (US$34.3 million) resulting in an average realized value of $81 per carat (US$61 per carat). Before taking into account the effects of the impairment loss on property plant and equipment in the three months ended December 31, 2020, the operating income was $18,723.

During the three months ended September 30, 2020, the Company held one formal sale in Antwerp, Belgium, where the lingering effects of COVID-19 continued to put pressure on the diamond industry as a whole.

During the three months ended June 30, 2020, the Company was not able to carry out its formal sales process in Antwerp, due to the COVID-19 pandemic, and as a result completed one sale to Dunebridge (see financial statement note 16). Due to the pandemic, the demand for diamonds had been significantly reduced in the period, and the Company’s average realized sales price was much lower than previous quarters, resulting in a loss from mine operations, and operating and net loss.

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For the three months ended March 31, 2020, the Company began to experience the impact of the global pandemic of COVID-19 and in March halted the previously scheduled sale that was in progress. Despite the third sale not being complete, the Company experienced strong sales and operating income for the three months ended March 31, 2020.

Both the three months ended September 30, 2019 and December 31, 2019 resulted in an operating loss due to lower realized diamond prices. The lower prices realized in those periods were affected by three factors; the source of the diamonds from varying parts of the orebody (mostly lower value areas of Hearne and SWC Kimberlites in 2019), lower quality material processed during Q2 and Q3 2019, and the overall sentiment in the rough diamond market and associated pressure on prices of lower quality and smaller stones.

summary of SECOND Quarter Financial Results

Three and six months ended June 30, 2021 compared to the three and six months ended June 30, 2020, expressed in thousands of Canadian dollars.

For the three months ended June 30, 2021, the Company recorded a net income of $22,472 or $0.11 earnings per share compared to a net loss of $26,762 or $0.13 loss per share for the same period in 2020. For the six months ended June 30, 2021, the Company recorded a net income of $29,784 or $0.14 earnings per share compared to a net loss of $67,731 or $0.32 loss per share for the same period in 2020. The significant increase in the net income from the three and six months ended June 30, 2021 to the same periods in 2020 can largely be attributed to the increased earnings from mine operations due to strong improvement in diamond prices, as recovery from the COVID-19 lows have been experienced.

Earnings (loss) from mine operations

Earnings from mine operations for the three and six months ended June 30, 2021, were $32,799 and $46,535 compared to loss from mine operations of $35,760 and $22,133 for the same periods in 2020. For the three months ended June 30, 2021, the Company sold 719,000 carats for proceeds of $64,748 with diamond sales value per carat of US$73 (three months ended June 30, 2020 - 757,000 carats for $34,020 at US$33 per carat). For the six months ended June 30, 2021, the Company sold 1,322,000 carats for proceeds of $118,972 with diamond sales value per carat of US$72 (six months ended June 30, 2020 - 1,416,000 carats for $99,450 at US$52 per carat). The prices realized in the first half of 2021 exemplify improved sentiment and demand in the rough diamond market recovering from the peak of the COVID-19 pandemic effects. The earnings from mine operations have also improved as a direct result of the inclusion of the $10,399 of upside profit related to the Dunebridge sales agreement (See related party transactions section below). This is a non-recurring revenue inclusion.

Production costs (net of capitalized stripping costs) related to diamonds sold for the three and six months ended June 30, 2021 were $30,984 and $58,135; depreciation and depletion on the GK Mine commissioned assets related to diamonds sold for the three and six months ended June 30, 2021, were $8,504 and $16,967; and the cost of acquired diamonds for the three and six months ended June 30, 2021 were $2,860 and $7,734, which had been previously paid to De Beers when winning the periodic fancies and specials bids. Resultant earnings from mine operations for the three and six months ended June 30, 2021 were $32,799 and $46,535. Included in production costs, for the three and six months ended June 30, 2021 are the Company’s 49% costs specifically arising related to COVID-19 of $0.6 million and $5.9 million. Production costs (net of capitalized stripping costs) related to diamonds sold for the three and six months ended June 30, 2020 were $54,019 and $84,633; depreciation and depletion on the GK Mine commissioned assets related to diamonds sold for the three and six months ended June 30, 2020 were $15,761 and $30,464; and the cost of acquired diamonds for the three and six months ended June 30, 2020 were $nil and $6,486. The production costs for the three and six months ended June 30, 2021, over the same period in 2020, are significantly lower as a result of improved mining and treatment costs per carat recovered, as the inefficiencies of COVID-19 have largely been overcome. Also, included in the production costs is a net realizable value adjustment for $17 million that was recognized against the rough diamond and ore stockpile inventory for the six months ended June 30, 2020. Furthermore, less carats were in fact sold in the six months ended June 30, 2021, compared to the same period in 2020.

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Selling, general and administrative expenses

Selling, general and administrative expenses for the three and six months ended June 30, 2021, were $2,676 and $5,285 compared to $2,650 and $6,287 for the same periods in 2020. The main expenses included in these amounts for the three and six months ended June 30, 2021 were $859 and $2,056 relating to selling and marketing, $436 and $876 related to consulting fees and payroll, $251 and $430 relating to share-based payment expenses, and $585 and $857 related to professional fees. The main expenses included in these amounts for the three and six months ended June 30, 2020 were $591 and $2,119 relating to selling and marketing, $414 and $930 related to consulting fees and payroll, $276 and $567 relating to share-based payment expenses, and $966 and $1,544 related to professional fees. The decrease in overall selling, general and administrative costs for the six months ended June 30, 2021, compared to the same period in 2020, can mainly be attributed to a reduction in selling and marketing expenses and professional fees. The reduction of selling and marketing expenses and professional fees can be attributed to the active negotiation and conscious deferral to reduce costs in these categories, when possible. The overall selling, general and administrative costs for the three months ended June 30, 2021, compared to the same period in 2020, are consistent.

Exploration and evaluation expenses

Exploration and evaluation expenses for the three and six months ended June 30, 2021, were $1,367 and $1,962 compared to $548 and $3,036 for the same periods in 2020. Exploration and evaluation expenses have decreased for the six months ended June 30, 2021 compared to the same period in 2020 as targeted exploration was budgeted to be cash flow conscious. Furthermore, due to the COVID-19 pandemic exploration activities were curtailed in order to conserve cash in the near-term. As a result of some of the resumption of exploration activities, the three months ended June 30, 2021, had an increase of these costs, compared to the same period in 2020. Of the $1,962 total exploration and evaluation expenses incurred in the six months ended June 30, 2021, $258 is related to the Company’s 49% share of the exploration and evaluation expenses on the GK Mine, while the remaining $1,704 related to those spent on the KNP. Of the $3,036 total exploration and evaluation expenses incurred in the six months ended June 30, 2020, $912 is related to the Company’s 49% share of the exploration and evaluation expenses on the GK Mine, while the remaining $2,124 related to those spent on the KNP.

Net finance expenses

Net finance expenses for the three and six months ended June 30, 2021, were $10,690 and $19,746 compared to $9,983 and $20,270 for the same periods in 2020. Included in the amount for the three and six months ended June 30, 2021, were $10,643 and $19,616 relating to finance costs, $119 and $239 relating to accretion expense on decommissioning liability and $72 and $109 relating to interest income. Included in the amount for the three and six months ended June 30, 2020, were $9,662 and $19,686 relating to finance costs, $354 and $709 relating to accretion expense on decommissioning liability and $33 and $125 relating to interest income. Finance costs were lower for the six months period ended June 30, 2021, compared to the same period in 2020, due to a lower foreign exchange rate on the US denominated interest expenses, and a lower accretion expense on decommissioning and restoration liability. Finance costs were higher for the three months period ended June 30, 2021, compared to the same period in 2020, as a direct result of the additional financing costs and interest incurred on the Dunebridge RCF and Term Facility, which was first drawn on May 17, 2021.

Foreign exchange gains (losses)

Foreign exchange gains for the three and six months ended June 30, 2021 were $5,217 and $10,264 compared to foreign exchange gains of $13,405 for the three months ended June 30, 2020 and foreign exchange losses of $17,407 for the six months ended June 30, 2020. The foreign exchange gains for the three and six months ended June 30, 2021 were mainly as a result of the Canadian dollar strengthening relative to the US dollar on the translation of the secured notes payable, the Dunebridge RCF and the Dunebridge Term Facility, net of US dollar cash balances. The spot rate at June 30, 2021 was $1.2398/US$1 compared to $1.2562/US$1 at March 31, 2021. The spot rate at June 30, 2021 was $1.2398/US$1 compared to $1.2725/US$1 at December 31, 2020. The foreign exchange gains for the three months ended June 30, 2020 were mainly as a result of the Canadian dollar strengthening relative to the US dollar on the translation of the secured notes payable and the revolving credit facility, net of US dollar cash balances. The spot rate at June 30, 2020 was $1.3576/US$1 compared to $1.4062/US$1 at March 31, 2020. The foreign exchange losses for the six months ended June 30 2020 were mainly as a result of the Canadian dollar weakening relative to the US dollar on the translation of the secured notes payable and revolving credit facility, net of US dollar cash balances. The spot rate at June 30, 2020 was $1.3576/US$1 compared to $1.2978/US$1 at December 31, 2019.

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INCOME AND MINING TAXES

The Company is subject to income and mining taxes in Canada with the statutory income tax rate at 26.5%.

No deferred tax asset has been recorded in the financial statements as a result of the uncertainty associated with the ultimate realization of these tax assets.

The Company is subject to assessment by Canadian authorities, which may interpret tax legislation in a manner different from the Company. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise, the Company makes provision for such items based on management’s best estimate of the final outcome of these matters.

The Company’s current tax expenses are associated with mining royalty taxes in the Northwest Territories. There are no other current tax expenses for income tax purposes, as there are significant losses carried forward that are available to offset current taxable income.

FINANCIAL POSITION AND LIQUIDITY

The Company originally funded its share of the construction and commissioning costs of the GK Mine through a combination of equity and a project lending facility. In December 2017, the Company terminated its project lending facility through the issuance of US$330 million in second lien secured notes payable. Concurrent with the closing of the secured notes payable, the Company entered into a US$50 million first lien revolving credit facility (“RCF”) with Scotiabank and Nedbank Ltd. During the second quarter of 2020, the Company drew US$25 million from the RCF in order to maintain the liquidity of the business during the challenges faced by COVID-19. The RCF was subject to several financial covenants, in order to remain available which were breached and for which a waiver was obtained as at July 3, 2020.

On September 30, 2020, the RCF with Scotiabank and Nedbank Ltd. was assigned to Dunebridge. The amount drawn at the time of US$22.7 million was paid by Dunebridge to Scotiabank and Nedbank Ltd. and the remaining available amount of US$2.3 million was advanced to the Company.

On September 30, 2020, the Company entered into a senior secured revolving credit facility with Dunebridge (“Dunebridge RCF”) (Note 9 and 16 of the financial statements) for US$25 million to reassign the previous RCF, with first ranking lien terms. The Dunebridge RCF carries an interest rate of 5% per annum, and is repayable on September 30, 2021, therefore has been classified as short-term on the balance sheet. Interest is payable on a monthly basis. The agreement also required an upfront 1% financing fee, which was paid on September 30, 2020.

The Dunebridge RCF also requires that no further indebtedness be entered into, and no new agreements related to the sale of diamonds occur without prior written approval from Dunebridge.

Permitted distributions to third parties (which include dividends) are subject to the Company having a net debt to EBITDA ratio of less than or equal to 1.75:1. Net debt is equal to total debt, less cash and cash equivalents. The aggregate amount of all distributions paid during the rolling four quarters up to and including the date of such distribution does not exceed 25% of free cash flows (“FCF”) during such period. FCF is defined as EBITDA minus, without duplication, (a) capital expenditures, (b) cash taxes, (c) any applicable standby fee, other fees or finance costs payable to the finance parties in connection with the Dunebridge RCF, (d) interest expenses and (e) any indebtedness (including mandatory prepayments) permitted under the existing agreement. Also, the available liquidity after payment of a distribution must be greater than or equal to US$60 million for distributions paid during a quarter ending March 31, or US$50 million for other quarters, where the aggregate amount of the all-advances outstanding does not exceed US$10 million.

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On May 12, 2021, the Company, with Dunebridge as lender, added a US$33 million term loan facility (“Term Facility”) to its existing US$25 million RCF, with first ranking lien terms. The Term Facility bears interest at a fixed rate of 10% per annum, net of withholding taxes, payable monthly. In addition to the interest, a flat 5% fee is payable on each advance made thereunder. The Term Facility will reduce in size to a maximum of US$22 million on July 15, 2021 and mature on December 31, 2021. On May 17, 2021, a US$23 million advance was drawn by the Company, followed by a US$8 million draw in June 2021. The terms of the RCF were unchanged as a result of the amendment. The Term Facility is subject to certain cash sweep requirements, when the following month’s weekly ending projected cash is above US$2 million. This cash sweep is calculated 5 business days after each sale takes place in Antwerp, Belgium. Any cash sweep repayments are not subject to further drawdown fees, if the amount needs to be re-drawn, therefore the cash sweep portion is revolving.

On June 30, 2021, the Company repaid US$9 million ahead of the reduction of size requirement to US$22 million on July 15, 2021. The Company also repaid a cash sweep amount of US$2 million. The total outstanding amount for the Term Facility as at June 30, 2021 was therefore US$20 million.

Amid the continuing COVID-19 pandemic, the Company has experienced liquidity challenges primarily resulting from the deferral of the normal diamond sales carried out in Antwerp, Belgium during 2020. While the Company had experienced strong diamond sales in late 2020, and continued price increases in 2021, the risk of decreased sales volumes and fluctuation of diamond prices, particularly through the remainder of 2021, could significantly result in reduced 2021 revenue and correspondingly net income and operating cash flows. Also, a temporary suspension of mine operations to limit the spread of COVID-19 at the site during the first quarter of 2021, has added additional challenges to the Company’s short-term liquidity. On September 30, 2020, the Company entered into a senior secured revolving credit facility with Dunebridge Worldwide Ltd. (“Dunebridge”) (Note 9 and 16 of the financial statements) for US$25 million to reassign its previously drawn revolving credit facility (“RCF”), which is due September 30, 2021. Also, during the three months ended June 30, 2021, the Company has amended and restated its credit agreement with Dunebridge, as lender, adding a US$33 million term loan facility (the "Term Facility") (Note 9 and 16 of the financial statements) to its existing US$25 million senior secured revolving credit facility (“Dunebridge RCF”). COVID-19 pandemic issues along with the need to repay or extend the Dunebridge RCF and Term Facility by September 30, 2021 and December 31, 2021, respectively, funding of ongoing operational costs and semi-annual interest payments on the secured notes may result in a future event of default under the terms of these debt instruments.

Management will seek alternative sources of financing; however, such alternative sources of financing may not be available or at terms acceptable to the Company. Given the challenges related to COVID-19 mentioned above, alternative sources of financing may be required in the near term, in order to fund ongoing operations and debt repayment. The above conditions related to the diamond industry, the Company’s operations and the Company’s current financing constraints each represent a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern. These financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

Cash flows provided by operating activities, including changes in non-cash working capital for the three and six months ended June 30, 2021, were $22,465 and $12,661 compared to cash flows used of $21,940 and $20,764 for the same periods in 2020. The increase in cash provided for the three and six months ended June 30, 2021 was a result of the strong earnings from mine operations, compared to losses from mine operations in the comparative 2020 period, as a result of the impact of COVID-19. The increased cash flows provided by operating activities are also as a result of the inclusion of the $10,399 of upside profit related to the Dunebridge sales agreement (See related party transactions section below).

Cash flows used in investing activities for the three and six months ended June 30, 2021, were $7,803 and $18,418 compared to $10,452 and $15,618 for the same periods in 2020. For the three and six months ended June 30, 2021, the outflows for the purchase of property, plant and equipment were $7,846 and $18,836 compared to $10,485 and $15,743 for the same periods in 2020. For the three and six months ended June 30, 2021, the outflow for restricted cash was $29 and $56, which relates to the interest earned on the decommissioning fund of the GK Mine. For the three and six months ended June 30, 2021, the amount of cash used in the acquisition of property, plant and equipment and restricted cash was offset by $72 and $109 of interest income, compared to $33 and $125 for the same periods in 2020. The increase of cash used in investing activities during the six months ended June 30, 2021, compared to the same period in 2020, can be attributed to the increased stripping activity in the current period, along with lower interest income as a result of reduced interest rates and lower average cash on hand.

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Cash flows provided by financing activities for the three and six months ended June 30, 2021, were $5,471 and $4,765 compared to $17,462 and $17,113 for the same periods in 2020. Cash flows provided by financing activities for the three and six months ended June 30, 2021, related to the cash provided by the Dunebridge Term Facility, offset by the interest on the Dunebridge RCF, the repayment of the Dunebridge Term Facility and the payment of lease liabilities. Under the terms of the secured notes payable, interest payments occur semi-annually, and as such will typically result in the June and December quarters having significantly higher cash outflows under financing activities. Cash flows provided by financing activities for the three and six months ended June 30, 2020 related to the inflow from the US$25 million drawdown of the RCF ($35,093 Canadian dollar equivalent) offset by interest and stand-by charges on the RCF, the payment of lease liabilities and the payment of the interest on the secured notes payable.

The Company’s condensed consolidated interim financial statements have been prepared using the going concern basis of preparation which assumes that the Company will realize its assets and settle its liabilities in the normal course of business.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SIGNIFICANT ACCOUNTING POLICIES ADOPTED IN THE CURRENT PERIOD

There were no significant accounting policies adopted in the current year.

SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

Significant accounting judgments, estimates and assumptions are disclosed in Note 3 of the financial statements.

STANDARDS AND AMENDMENTS TO EXISTING STANDARDS

There are currently no new standards or amendments to existing standards.

RELATED PARTY TRANSACTIONS

The Company’s related parties include the Operator of the GK Mine, Dermot Desmond, Dunebridge Worldwide Ltd. and Vertigol Unlimited Company (“Vertigol”) (corporations ultimately beneficially owned by Dermot Desmond), key management and their close family members, and the Company’s directors. Dermot Desmond, indirectly through Vertigol, is the ultimate beneficial owner of greater than 10% of the Company’s shares. International Investment Underwriting (“IIU”) is also a related party since it is ultimately beneficially owned by Dermot Desmond.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties.

The Company had the following transactions and balances with its related parties including key management personnel including the Company’s directors, Dermot Desmond, Dunebridge, Vertigol, IIU and the Operator of the GK Mine. The transactions with key management personnel are in the nature of remuneration. The transactions with the Operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions, management fee, and production sales related to the 49% share of fancies and special diamonds. The transactions with IIU are for the director fees of the Chairman of the Company.

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In the second quarter of 2020, the Company entered into an agreement to sell up to US$50 million of diamonds to Dunebridge. The agreement permits the Company to sell its run of mine diamonds (below 10.8 carats) at the estimated prevailing market price at the time of each sale. The transaction also allows the Company to participate, after fees and expenses in a portion of any increase in the value of diamonds realized by Dunebridge upon its future sale of diamonds to a third party. Dunebridge is entitled to receive 10% annualized returns in respect to these future sales of Dunebridge diamonds, calculated with reference to each specific Dunebridge sales parcel. These fees are fixed at 10% of the amount of the future sales for the first year. In the second and third year following the date of Dunebridge diamond purchase from the Company, an additional 10% of the amount of the future sale is compounded and pro-rated based on the amount of time in each of the second and third years have passed. After three years, the agreement is effectively terminated, and any upside realized by Dunebridge will not be shared with the Company. The expenses relate to any future sale costs. Once all fees and expenses have been deducted any surplus will be shared equally between Dunebridge and the Company. The purchase price was determined using the Company’s price book, adjusted for the estimated current underlying market conditions.

As at June 30, 2021, approximately US$49.4 million of run of mine diamonds have been sold to Dunebridge under the agreement. On September 29, 2020, the shareholders approved to have this agreement amended to increase the total sales value from US$50 million of diamonds, to US$100 million. Effective November 6, 2020, the new agreement with the incremental increase to US$100 million was executed. As at June 30, 2021, all of the original diamonds included in the US$49.4 million sold to Dunebridge have been sold by Dunebridge to third parties. Included in the diamond sales of $75,147 for the three months ended June 30, 2021, is $10,399 of upside profit which has been realized and reviewed related to this Dunebridge agreement. All diamonds related to this contract have now been sold by Dunebridge.

On September 30, 2020, the Company entered into the Dunebridge RCF for US$25 million to reassign the previous RCF, with first ranking lien terms. The Dunebridge RCF carries an interest rate of 5% per annum, and is repayable on September 30, 2021 (Note 9 of the financial statements). The agreement included an upfront 1% financing fee, which was paid on September 30, 2020.

On May 12, 2021, the Company, with Dunebridge as lender, added a US$33 million term loan facility to its existing US$25 million RCF, with first ranking lien terms. The Term Facility bears interest at a fixed rate of 10% per annum, net of withholding taxes, payable monthly. In addition to the interest, a flat 5% fee is payable on each advance made thereunder. The Term Facility will reduce in size to a maximum of US$22 million on July 15, 2021 and mature on December 31, 2021. On May 17, 2021, a US$23 million advance was drawn by the Company, followed by a US$8 million draw in June 2021. The terms of the Revolving Facility were unchanged as a result of the amendment. The Term Facility is subject to certain cash sweep requirements, when the following month’s weekly ending projected cash is above US$2 million. This cash sweep is calculated 5 business days after each sale takes place in Antwerp, Belgium. Any cash sweep repayments are not subject to further drawdown fees, if the amount needs to be re-drawn, therefore the cash sweep portion is revolving.

On June 30, 2021, the Company repaid US$9 million ahead of the reduction of size requirement to US$22 million on July 15, 2021. The Company also repaid a cash sweep amount of US$2 million. The total outstanding amount for the Term Facility as at June 30, 2021 was therefore US$20 million.

Between 2014 and 2020, the Company and De Beers signed agreements allowing De Beers (“the Operator”) to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at June 30, 2021, the Company’s share of the letters of credit issued were $44.1 million (December 31, 2020 - $44.1 million).

During the year ended December 31, 2020, the Company and De Beers signed an agreement to reduce the fee from 3% to 0.3%, annually, for their share of the letters of credit issued. Furthermore, a resolution was passed by the joint venture management committee to establish a decommissioning fund, where the Company will fund $15 million in 2020, and $10 million each year for four years thereafter until the Company’s 49% share totaling $55 million is fully funded. The target funding can change over time, dependent on future changes to the decommissioning and restoration liability and returns on decommissioning fund investments. During the year ended December 31, 2020, the Company funded $15 million into the decommissioning fund, which is presented as restricted cash on the balance sheet. As of June 30, 2021, no further funding had occurred as the next amount of $10 million is due in September 2021.

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Failure to meet the obligations for cash calls to fund the Company’s share in the GK Mine may lead to De Beers enforcing its remedies under the JV Agreement, which could result in, amongst other things the dilution of Mountain Province’s interest in the GK Mine, and at certain dilution levels trigger cross-default clauses within the Senior Notes.

The balances as at June 30, 2021 and December 31, 2020 were as follows:

	June 30,	December 31,
	2021	2020
Payable De Beers Canada Inc. as the operator of the GK Mine*	$5,783	$2,789
Payable to De Beers Canada Inc. for interest on letters of credit	33	550
Payable to International Investment and Underwriting	60	–
Revolving credit facility with Dunebridge Worldwide Ltd.	30,995	31,813
Term facility with Dunebridge Worldwide Ltd.**	24,796	–
Payable to key management personnel	44	158

*Included in accounts payable and accrued liabilities

**Does not include $1,115 of unamortized deferred transaction costs and issuance discount

The transactions for the three and six months ended June 30, 2021 and 2020 were as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
The total of the transactions:
International Investment and Underwriting	$30	$(23)	$60	$–
Remuneration to key management personnel	514	477	1,004	1,001
Upside revenue on diamonds sold to Dunebridge Worldwide Ltd.	10,399	–	10,399	–
Diamonds sold to Dunebridge Worldwide Ltd.	–	30,576	–	30,576
Diamonds sold to De Beers Canada Inc.	2,392	–	4,665	5,551
Diamonds purchased from De Beers Canada Inc.	3,579	–	4,828	2,737
Finance costs incurred from De Beers Canada Inc.	32	18	68	142
Finance costs incurred from Dunebridge Worldwide Ltd.	3,339	–	3,834	–
Management fee charged by the Operator of the GK Mine	1,191	1,092	2,382	2,184

The remuneration expense of directors and other members of key management personnel for the three and six months ended June 30, 2021 and 2020 were as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Consulting fees, payroll, director fees, bonus and other short-term benefits	$407	$298	$829	$675
Share-based payments	137	156	235	326
	$544	$454	$1,064	$1,001

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

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CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Gahcho Kué Diamond Mine commitments	$1,788	$–	$–	$–	$1,788
Gahcho Kué Diamond Mine decommissioning fund	10,000	20,000	10,000	–	40,000
Dunebridge revolving credit facility - Principal	30,995	–	–	–	30,995
Dunebridge revolving credit facility - Interest	387	–	–	–	387
Dunebridge term facility - Principal	24,796	–	–	–	24,796
Dunebridge term facility - Interest	1,240	–	–	–	1,240
Notes payable - Principal	–	371,866	–	–	371,866
Notes payable - Interest	30,162	15,123	–	–	45,285
	$99,368	$406,989	$10,000	$–	$516,357

NON-IFRS MEASURES

The MD&A refers to the terms “Cash costs of production per tonne of ore processed” and “Cash costs of production per carat recovered”, both including and net of capitalized stripping costs and “Adjusted Earnings Before Interest, Taxes Depreciation and Amortization (Adjusted EBITDA)”. Each of these is a non-IFRS performance measure and is referenced in order to provide investors with information about the measures used by management to monitor performance. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers.

Cash costs of production per tonne of ore processed and cash costs of production per carat recovered are used by management to analyze the actual cash costs associated with processing the ore, and for each recovered carat. Differences from production costs reported within cost of sales are attributed to the amount of production cost included in ore stockpile and rough diamond inventories.

Adjusted EBITDA is used by management to analyze the operational cash flows of the Company, as compared to the net income for accounting purposes. It is also a measure which is defined in the secured notes payable documents. Adjusted EBITDA margin is used by management to analyze the operational margin % on cash flows of the Company.

The following table provides a reconciliation of the Adjusted EBITDA and Adjusted EBITDA margin with the net income on the consolidated statements of comprehensive income (loss):

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Net income (loss) for the period	$22,472	$(26,762)	$29,784	$(67,731)
Add/deduct:
Non-cash depreciation and depletion	8,504	15,761	16,967	30,464
Share-based payment expense	251	276	430	567
Net finance expenses	10,690	9,983	19,746	20,270
Derivative losses (gains)	811	(7,330)	22	(1,402)
Current and deferred income taxes	–	(1,444)	–	–
Unrealized foreign exchange (gains) losses	(4,854)	(14,378)	(9,897)	16,763
Adjusted earnings before interest, taxes, depreciation and depletion (Adjusted EBITDA)	$37,874	$(23,894)	$57,052	$(1,069)
Sales	75,147	34,020	129,371	99,450
Adjusted EBITDA margin	50%	-70%	44%	-1%

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The following table provides a reconciliation of the cash costs of production per tonne of ore processed and per carat recovered and the production costs reported within cost of sales on the consolidated statements of comprehensive income (loss):

		Three months ended	Three months ended	Six Months ended	Six Months ended
(in thousands of Canadian dollars, except where otherwise noted)		June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Cost of sales production costs		$30,984	54,019	58,135	84,633
Timing differences due to inventory and other non-cash adjustments		$2,891	(13,546)	12,212	(8,891)
Cash cost of production of ore processed, net of capitalized stripping		$33,875	40,473	70,347	75,742
Cash costs of production of ore processed, including capitalized stripping		$38,670	47,956	81,260	85,037

Tonnes processed	kilo tonnes	397	385	704	828
Carats recovered	000's carats	864	758	1,546	1,569

Cash costs of production per tonne of ore, net of capitalized stripping		$85	105	100	92
Cash costs of production per tonne of ore, including capitalized stripping		$97	125	115	103
Cash costs of production per carat recovered, net of capitalized stripping		$39	53	45	48
Cash costs of production per carat recovered, including capitalized stripping		$45	63	53	54

subequent event

Subsequent to the period ended June 30, 2021, the Company repaid a further amount of US$8.5 million of the Dunebridge Term Facility, pursuant to the cash sweep.

Other Management Discussion and Analysis Requirements

Risks

Mountain Province’s business of developing and operating mineral resources involves a variety of operational, financial and regulatory risks that are typical in the mining industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of developing and operating mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

•	risk that the COVID-19 pandemic continues and materially impedes operations and/or the ability of the Company to sell and distribute diamonds;
•	risk of COVID-19 affecting commodity prices and demand for diamond inventory, future sales and increased market volatility;
•	risk that the production from the mine will not be consistent with the Company’s expectation;
•	risk that production and operating costs are not within the Company’s estimates;
•	risk that financing required to manage liquidity can be obtained with acceptable terms;
•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
•	results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
•	the potential for delays in exploration activities or the completion of studies;
•	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
•	risks related to foreign exchange fluctuations, prices of diamonds, and continued growth in demand for laboratory grown diamonds;
•	risks related to challenges in the diamond market causing the sale of some or all of the diamond inventory to be sold below cost;

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•	risks related to commodity price fluctuations;
•	risks related to failure of its joint venture partner;
•	risks relating to complying with the covenants in our revolver credit facility;
•	development and production risks including and particularly risks for weather conducive to the building and use of the Tibbitt to Contwoyto Winter Road upon which the GK Mine is reliant upon for the cost-effective annual resupply of key inventory including fuel and explosives, the effects of climate change may limit or make impossible the building of the Winter Road;
•	risks related to environmental regulation, permitting and liability;
•	risks related to legal challenges to operating permits that are approved and/or issued;
•	political and regulatory risks associated with mining, exploration and development;
•	the ability to operate the Company’s GK Mine on an economically profitable basis;
•	aboriginal rights and title;
•	failure of plant, equipment, processes and transportation services to operate as anticipated;
•	possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments, and other risks of the mining industry; and
•	other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or Projects, or that they can be secured on competitive terms.

Disclosure of Outstanding Share Data

The Company’s common shares are traded on the Toronto Stock Exchange under the symbol MPVD.

At August 4, 2021, there were 210,490,807 shares issued, 3,440,002 stock options and 1,863,333 restricted share units outstanding. There were no warrants outstanding.

There are an unlimited number of common shares without par value authorized to be issued by the Company.

Controls and Procedures

Disclosure Controls and Procedures and internal control over financial reporting

As of June 30, 2021, we carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer (CEO) and chief financial officer (CFO), of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation and as of June 30, 2021, the CEO and CFO concluded that:

• the disclosure controls and procedures were designed effectively to provide reasonable assurance that information required to be disclosed in the reports we file and submit under applicable securities laws is recorded, processed, summarized and reported as and when required;

• such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

There has been no change in our internal control over financial reporting during the quarter ended June 30, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This MD&A contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations. Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “targets,” “intends,” “likely,” “will,” “should,” “to be”, “potential” and other similar words, or statements that certain events or conditions “may”, “should” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in this MD&A and in Mountain Province's most recent Annual Information Form filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province’s Board of Directors, subject to the limitations under the Company’s debt facilities, and will depend on Mountain Province’s financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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Cautionary Note to US Investors - Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 (“Guide 7”) promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by US companies pursuant to Guide 7.  In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”.  Under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by Guide 7 standards in documents filed with the SEC pursuant to Guide 7.  US Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” (or “contained carats”) in a resource is permitted disclosure under Canadian regulations; however, the Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by Guide 7 standards as in place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Guide 7 standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with Guide 7.

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